SEC 11019127 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Wash. D.C.

SEC FILE NUMBER
8- 67776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lara, Shull & May, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7600 Leesburg Pike, Suite 120 East
(No. and Street)

Falls Church (City) VA (State) 22043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Walterman 703-827-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700 (Address) Providence (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Walterman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lara, Shull & May, LLC as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

[Signature] ______________________ COO ______________________
Signature Title

Subscribed and sworn to before me this
25th day of February, 2011

Wendy A. Payne
Notary Public #7202850

Commission expires 11|30|2012

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Member's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- (x) (m) A Copy of the SIPC Supplemental Report (bound under separate cover)
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) (o) Independent Auditors' Report on Internal Control

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

LG & CD
Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Independent Auditors' Report

Member
Lara, Shull & May, LLC
(a Limited Liability Company)
Falls Church, Virginia

We have audited the accompanying statement of financial condition of Lara, Shull & May, LLC (a Limited Liability Company) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lara, Shull & May, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643

Member
Lara, Shull & May, LLC
(a Limited Liability Company)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Providence, Rhode Island
February 24, 2011

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 1,149,208
Receivable from clearing broker-dealer	63,692
Commissions receivable	211,757
Deposit with clearing broker-dealer	25,000
Prepaid expenses and other assets	96,039
Due from Member	1,752,370
Property and equipment, less accumulated depreciation	230,965
Intangible assets, less accumulated amortization	4,383,184
	$ 7,912,215

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 231,080
Deferred revenue	21,155
Capital lease obligation	11,205
Deferred rent	79,999
Negative goodwill	498,358
	841,797
Commitments (Note 2)	
Member's equity	7,070,418
	$ 7,912,215

See notes to financial statements.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

Revenues:	
Asset advisory fees	$ 3,263,353
Commissions:	
Trading activities	1,583,478
Insurance	681,688
Interest and dividends	3,035
Other	21,047
	5,552,601
Expenses:	
Employee compensation and benefits	903,153
Commissions and clearance fees	1,964,062
Management fee, related party	474,492
Occupancy	281,769
Amortization of intangible assets	628,218
Depreciation expense	55,252
Other operating expenses	729,603
	5,036,549
Net income	$ 516,052

See notes to financial statements.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

Balance, January 1, 2010	$ 6,554,366
Net income	516,052
Balance, December 31, 2010	$ 7,070,418

See notes to financial statements.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 516,052
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	55,252
Amortization	628,218
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealer	(24,044)
Decrease in prepaid expenses and other assets	3,470
Increase in commissions receivable	(44,030)
Increase (decrease) in operating liabilities:	
Increase in accounts payable and accrued expenses	52,049
Decrease in deferred revenue	(25,387)
Decrease in deferred rent	(8,455)
Net cash provided by operating activities	1,153,125
Cash flows from investing activities:	
Decrease in due from management company	221,424
Increase in due from Focus	(1,208,204)
Purchase of new customer lists	(25,000)
Purchase of property and equipment	(130,175)
Net cash used in investing activities	(1,141,955)
Cash used in financing activities, capital lease payments	(3,115)
Net increase in cash and cash equivalents	8,055
Cash and cash equivalents, beginning of year	1,141,153
Cash and cash equivalents, end of year	$ 1,149,208
Supplemental disclosure:	
Cash paid during the year for interest	$ 1,171

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Organization and description of business:

Lara, Shull & May, LLC (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an investment advisor and an introducing broker-dealer dually registered with the Securities Exchange Commission (SEC). The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and investment and financial planning services, and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington DC region.

Regulatory environment:

As an investment advisory company registered with the SEC, the Company is subject to the Investment Advisors Act of 1940 (the 1940 Act). The 1940 Act regulates the investment advisor industry and provides rules and regulations that govern the fiduciary duties and other responsibilities of an investment advisor's management. The Company is also subject to other rules and regulations of the SEC and rules and regulations of the various states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible future government review and interpretation.

As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2010, the Company has $1,149,208 of cash equivalents, consisting of money market mutual funds which are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. At December 31, 2010, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its accounts receivable.

Property and equipment:

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record any impairment losses during the year ended December 31, 2010.

1. Organization and summary of significant accounting policies (continued):

Intangible assets and negative goodwill:

Amortization of intangible assets is provided using the straight-line method over either a 10-year or 5-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract and trademarks. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

Negative goodwill represents the excess of the fair value of acquired assets over the acquisition cost and is recorded as a liability on the accompanying balance sheet.

Investment advisory fees:

The Company earns investment management and advisory fees under investment advisory services agreements that provide for fees based on a percentage of assets under management. Fees under advisory services agreements are principally received quarterly in advance and are recognized as revenue on a prorated basis over the period during which the Company is required to provide services.

Securities transactions:

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

1. Organization and summary of significant accounting policies (continued):

Commissions and other fees:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a mutual fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recorded when earned.

Commissions on the sale of insurance contracts are recognized upon sale of insurance contracts to customers, payment of the premium by the insured party, and issuance of the contract by the insurer. Trail commissions related to previous sales of insurance contracts are recognized in the period to which they relate. Other fees are recognized when services are provided.

Advertising:

Advertising and direct marketing costs are expensed as incurred and totaled approximately $158,000 for the year ended December 31, 2010.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

Liability of the Member:

The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Related party transactions and commitment:

The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses. For the year ended December 31, 2010, Focus allocated $43,844 of expenses to the Company. Amounts allocated by Focus and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

2. Related party transactions and commitment (continued):

The Company maintains a management agreement with a party related through common ownership. The management agreement expires September 30, 2013 and is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $474,492 for the year ended December 31, 2010.

The Company leases office space from a party related through common ownership and from an unrelated party under operating leases expiring at various dates through June 14, 2014. Rent expense under operating leases (excluding facility fees, taxes, insurance and maintenance) for the year ended December 31, 2010 totaled $32,304 and $214,922, to the related party and to the unrelated party, respectively.

At December 31, 2010, future minimum rentals under non-cancelable operating leases are as follows:

December 31,	Related party	Unrelated party	Total
2011	$ 33,276	$ 221,226	$ 254,502
2012	16,884	227,856	244,740
2013		234,686	234,686
2014		106,600	106,600
	$ 50,160	$ 790,368	$ 840,528

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $756,916, which was $734,020 in excess of its required net capital of $22,896. The Company's ratio of aggregate indebtedness to net capital was .454 to 1.

3. Regulatory requirements (continued):

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Property and equipment:

At December 31, 2010, property and equipment consists of the following:

Software licenses	$ 33,735
Furniture and equipment	175,735
Leasehold improvements	126,469
	335,939
Less accumulated depreciation	104,974
	$ 230,965

5. Intangible assets and negative goodwill:

At December 31, 2010, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 4,645,986	$ 1,493,927
Management contract	1,200,000	195,000
Trademarks	270,000	43,875
Total	$ 6,115,986	$ 1,732,802

Amortization expense for each of the years ending December 31, 2011 through 2015 is estimated to total approximately $628,000.

5. Intangible assets and negative goodwill (continued):

Under a Contribution and Purchase Agreement (the Agreement), dated October 1, 2007, entered into by and between Focus and the seller, the seller is entitled to receive contingent sales price consideration, as defined in the Agreement, payable in cash and the issuance of additional common units in Focus based on earnings, as defined in the Agreement, during the period from October 1, 2007 through September 30, 2010 (the First Earn-Out Payment) and from October 1, 2010 through September 30, 2013 (the Second Earn-Out Payment). In accordance with applicable accounting guidance related to business acquisitions, the Company recognized negative goodwill since the business acquisition involved contingent consideration that might result in the recognition of additional cost of the acquired net assets when the contingency is resolved. At September 30, 2010, no amount was due to the seller under the First Earn-Out Payment provision. Upon determination of the amount due, if any, under the Second Earn-Out Payment provision, any amount of contingent purchase price in excess of the negative goodwill initially recognized will be recognized as additional cost of acquisition. If the amount of the negative goodwill initially recognized exceeds the amount due, if any, under the Second Earn-Out Payment provision, such excess will be allocated as a pro rata reduction of the amounts assigned to the assets acquired in accordance with applicable accounting guidance.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2010

Net capital:	
Total member's equity and total qualified for net capital	$ 7,070,418
Deductions and/or charges:	
Non-allowable assets:	
Receivable from clearing broker-dealer	25,917
Commissions receivable, after reclassification of $43,735 of cash balances	255,492
Prepaid expenses and other assets	96,039
Due from Member	1,752,370
Property and equipment, net	230,965
Intangible assets, net, less negative goodwill	3,884,826
Excess fidelity bond deductible	45,000
Total deductions and/or charges	6,290,609
Net capital before haircuts on money market funds	779,809
Haircuts on money market funds	22,893
Net capital	$ 756,916
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 231,080
Deferred revenue	21,155
Capital lease obligation	11,205
Deferred rent	79,999
Total aggregate indebtedness	$ 343,439
Minimum net capital required (greater of $5,000 or 6.66% of aggregate indebtedness)	$ 22,896
Net capital in excess of minimum requirement	$ 734,020
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 722,572
Ratio, aggregate indebtedness to net capital	.454 to 1

(continued)

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2010

Reconciliation of Company's computation included in Part II of Form X-17A-5 as of December 31, 2010:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 767,456
Increase in accounts payable and accrued expenses	(10,540)
Net capital, as reported in Schedule I	$ 756,916
Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$ 332,899
Increase in accounts payable and accrued expenses	10,540
Aggregate indebtedness, as reported in Schedule I	$ 343,439
Net capital in excess of minimum requirement, as reported in the Company's Part II (unaudited) FOCUS report	$ 745,263
Increase in accounts payable and accrued expenses	(10,540)
Increase in net capital requirement relating to change in aggregate indebtedness	(703)
Net capital in excess of minimum requirement, as reported in Schedule I	$ 734,020

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2010

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE III

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2010

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE IV

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

Lara, Shull & May, LLC is exempt from the reserve requirements of Rule 15c3-3 (k) (2) (ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer; accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Independent Auditors' Report on Internal Control

Member
Lara, Shull & May, LLC
(a Limited Liability Company)
Falls Church, Virginia

In planning and performing our audit of the financial statements of Lara, Shull & May, LLC (a Limited Liability Company) (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643

Member
Lara, Shull & May, LLC
(a Limited Liability Company)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

Member
Lara, Shull & May, LLC
(a Limited Liability Company)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leflaatz, Garfinkel, Charpie & DeGuenza, P.C.

Providence, Rhode Island
February 24, 2011